Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Company Name: AvePoint, Inc.

Event: Jefferies Virtual RSA Booth Tour

Date: May 18, 2021

Brent Thill, Analyst, Jefferies LLC

Welcome everyone to the Jefferies Cyber Summit. This is Brent Thill. I’m joined by cyber Joe Gallo. He’s my partner on the cyber security names in New York. I’m in San Francisco. Thanks for joining, really happy to kick it off today with AvePoint. TJ and Brad are with us. Brad has an incredible career in investing, has advised many companies along his career at Goldman Sachs and now in his role with AvePoint, TJ is leading the initiative there. Thank you gentlemen for joining, really appreciate your time.

And I guess maybe Brad, I have a question to kick off with you just we’ve spoke to your partner many times Jeff and talked about your excitement around the story. And I’d love to just maybe get your quick thoughts on what you’re seeing and why you’re so excited about the story. And TJ coming to you secondly, just maybe for those that don’t know the story as well maybe just set the context of what you’re seeing this year in the back half of 2021 as it relates to demand? And why AvePoint is doing so well?

Brad Koenig, Co-CEO, Apex Technology Acquisition Corporation

Okay. I’ll be very brief because nobody does a better job than TJ then telling the story. But at a high level we are very excited about AvePoint for the following reasons. Number one, AvePoint plays and is the leader in a very large and rapidly growing market, which is the Microsoft Cloud. Microsoft Cloud has 250 million seats. And even as the largest player in that environment, AvePoint has only 7 million of those seats. So the opportunity for organic growth through increased penetration is I think a very large opportunity and the company is pursuing numerous growth vectors, which TJ will describe in detail.

Secondly, the company has always had a very strong financial model. The company has been profitable for a number of years. It had 12% operating margin. The company is investing in an increased way in their sales and marketing organization, which we think, again, will accelerate growth. And they’ve got a very experienced management team that’s been working together for a very long time and TJ as a CEO, who’s got great technical abilities as well as a very strong vision for the future. So we’re very excited, but I think what makes this even more compelling is today AvePoint is trading at a very attractive level relative to its peers.

If you look AvePoint’s multiple of revenues, it’s trading at a significant discount to Jamf, which is its most relevant comparable, but also companies like Dynatrace and Alteryx.

And then when you look across at other high quality high growth enterprise software companies such as Five9, RingCentral, HubSpot and so forth, the discount is even steeper. So for a company that generated 30% top-line growth, profitability of over 10% and has a leading position in a large and growing market, we think it’s a very attractive investment at this point.

Tianyi Jiang, CEO, AvePoint, Inc.

Well, thank you for that introduction, Brad. Good morning again, Brent, really thank you for having us here. So you asked about the overview of AvePoint as well as how the second half and then first – a quarter or so is going for the company. So the short summary of it, we continue to do extremely well. We’re in the right place at the right time. The company has been around for 20 years. We have always been a product – software product company. All of the founders are technical. My background is actually computer engineering as well as machine learning and data mining doctorates. So we started just writing code. I was working on Wall Street, writing and trading systems. And while I was in grad school full time, I started this business AvePoint in 2001 with my co-founder, Kai.

So we started in the SharePoint space, which is Microsoft’s enterprise content management platform. We became the biggest software vendor in that space, servicing large enterprises, regulated industry government in the whole end-to-end information management space. That is Microsoft ECM. And then in 2010, when Microsoft started to go to cloud before it was even cool for Microsoft or Microsoft was cool again, we actually saw the opportunity here to essentially jump ahead in first into cloud because we’ve correctly forecasted that SharePoint is not only not going away, but became the fabric for Microsoft office cloud.

Today you’re using Teams. You could not exchange and share documents without having to go through SharePoint. So our core basis was information management on top of ECM. And then we extended since 2010, 2011 into SaaS for the entirety of office cloud, which includes the exchange OneDrive, which it’s a files share cloud, files share for Microsoft. Of course, Teams today share it online, planner, projects, Yammer all assets under the umbrella of M365.

So we’ve been doing that as longest. We have an end-to-end information management platform and we’ve been servicing enterprise clients. So what’s happened in the second half of last year and now continue to be, obviously, is this massive dash towards digital transformation, very much accelerated by COVID. Everyone is working from home. That just means folks are moving to cloud much faster, more workloads onto cloud, much faster than before, instead of just slowly going to cloud, workload by workload, starting with just email and files shares. But now it’s in order to work, in order to collaborate, in order for business to continue you have to use a very, very powerful collaboration platform like Teams. So Teams, as you know, have gone from 20 million active daily users at the end of 2019 to 120 million at the end of 2020 and now the latest figure here where we are in 2021, it’s 150 million.

Microsoft Cloud itself has gone from 250 million to now close to 300 million. So it’s a massive, massive market like Brad mentioned as the largest enterprise SaaS platform out there. And we have certainly the first mover advantage as well as a platform advantage, the space we’re in is what garner calls collaboration, security and governance. Collaboration is a pretty big ward. It covers multiple workloads. It’s not just Teams and it’s email, it’s OneDrive, it’s Teams, it’s Yammer, it’s SharePoint.

So we essentially help large enterprises as well as government agencies go to cloud faster and do collaborations in a secure – highly secure and governed way. And what’s really cool is now because we have gone SaaS, our enterprise grade SaaS solution is becoming far more accessible to the small to medium businesses as well that has gotten to SaaS gone through cloud. They also care very much about the security and governance of their data in cloud. And that’s becoming a very, very fast growing segment for us as well.

Brent Thill, Analyst, Jefferies LLC

TJ, what do you think is the most underappreciated component of your story, even living and breathing it for a long time? It’s sometimes hard for us to see kind of everything that you see. What would you say like the one or two things that have really created this incredible competitive mode and special aspect of the story is how would you highlight those components?

Tianyi Jiang, CEO, AvePoint, Inc.

Yes, a lot of people just think of us because again we’re a solid engineering company, we’re just learning to be better marketers and sellers ourselves. And we have done this by the way, build this business. This year, we’re estimating well north of $194 million revenue here, 30% growth, with just $60 million primary capital. So, we’re very cash efficient, like Brad says we have no debt. So, most people just think of us as an engineering company that does something around Microsoft SharePoint, that does something around migration. They just think of us as a point solution or tool company.

In fact, we’re actually a strategic partner for our large enterprise clients. We help them not only go-to Cloud Microsoft cloud from all their legacy enterprise content management platforms. There are many with OpenText Documentum, IBM Notes to name a few, but also once in cloud, one of the most misunderstood thing about AvePoint is that, once customer is in cloud, everything is wonderful, they don’t need solutions like AvePoint anymore. Quite a contrary, vast majority of our revenue come from helping customers manage, and govern, and retire their data assets in Microsoft Cloud, once they are in cloud.

Of course, there’s also this hybrid component, because again, hybrid here it’s going to be here for a long time for a lot of these large organizations, as they always have legacy, or even for security and regulation reasons on-prem or data sovereign restraint requirements around where their data reside, given across multiple divisions within specialty government agencies.

So, there is a lot of different places we have. So, we have come from what used to be our legacy, which is a tools company to now an information management, cloud data management platform company and that’s growing very rapidly. We don’t resell anyone’s product. It’s only our own product. 80% of revenues today is software, 20% services because we deal with large enterprise and regulated customers. However, that service component is shrinking down to 10% as we continue to grow as an organization, that’s bringing our profit gross margins, even higher and improving our net dollar retention as we now become a subscription company going towards a more of a consumption-based business model as well.

So, I think there’s a lot of education in the market that needs to be done. We need to do more of that. And obviously going public here with Apex as the form of initial public merger, it’s going to be go a long way in terms of the educating, the broader market who is AvePoint because the market in front of us is massive. We have a lot of opportunity to really elevate and scale this business.

Brent Thill, Analyst, Jefferies LLC

That’s great. I think you also had a great relationship with Microsoft. Maybe if you can just drill into that relationship and kind of frame it, because not all partnerships are created equal with Microsoft.

Tianyi Jiang, CEO, AvePoint, Inc.

Right. So, our relationship with Microsoft is truly multifaceted. Everyone asked that question. We’ve been Microsoft software partner, what Microsoft calls, ISV, Independent Software Vendor, for last 20 years. We call it dancing with the elephant, every now and then you get stepped on. So that’s just the reality we live with. In the world of software change is the only thing, year is only constant and year as a long time. I often talk causing the world’s software year’s eternity.

So, we continue to innovate and broaden our portfolio. There are certainly, certain aspect of our product sets that will be essentially made redundant. We actually make our own product redundant first before the market does or before Microsoft cloud as a platform provider does. So we always say we rather cannibalize ourselves before the market does that for us.

So, we stay ahead of the game. How? Because we actually sit across seven different partner advisory councils in product, as well as in industry. So, we know what’s coming down the pipeline from Microsoft perspective where they’re investing, where they’re not investing. So, we know where to focus on and where to derisk ourselves. So, we have at least a year to two years ahead, look ahead of that. In fact, we’re also in all the top programs. We actually involve in Microsoft Office 365, we’re involving in Azure, which is our computer cloud, as well as Dynamics 365, which is their CRM and ERP cloud. We’re actually playing all three Microsoft cloud. So, we actually get to see the earliest bits from them at least six months ahead of the game. So, we actually know how to make sure that we consume the latest APIs, we do the latest, more efficient calling and upgrading of our solution.

Also, we’ve been doing enterprise SaaS for a long time. So, our entire architecture, cloud architecture, Microservices Architecture, as well as our Dev mechanism, which is DevOps, just like Microsoft is such that we actually update our SaaS solution every two weeks, very much like Microsoft, that cadence of update is very, very frequent. And because we have this great relationship with Microsoft products folks, we know how to stay ahead of that.

Also, another dimension is that we have a fantastic relationship with Microsoft sellers, their sales organizations, and also their partner organizations. Microsoft is a hundred percent partner-driven organization, where they call OCP, one commercial partner. They have this program called IP co-sale, which means that partners like us who run our SaaS solution on Azure, which we do, we have 12 now 13 instances around the world, all major Azure data centers, including FedRAMP certified data center in Arlington, Virginia.

We consume a lot of Azure so that we are – part of this program where our sellers, when they sell a $1 million TCV deal, 10% of that deal goes towards account reps, Microsoft sellers, cloud consumption quota retirement, nowadays for Microsoft, as well as for our sellers it’s all about consumption, it’s no longer about selling enterprise license and forget. It’s making sure that your customers continue to use your cloud services, stay happy customers, then they can do the upsell and renewals.

So, that’s where we actually, in that regard as a global program run by OCP, we are actually top five globally. So, we’re so important to Microsoft sellers because they’re actually getting spiffed internally by this program. So, we’re in the same club as DocuSign, as well as Adobe, much larger companies, but that just means asymmetrically AvePoint is very, very important to the Microsoft OCP organization, to their sales organization, so much so that MyHub, our team’s app is the number one downloaded teams app in Japan and top 10 globally, just behind like Wikipedia

So, we have a very, very important role that we’ve been playing in term of team’s adoption, in terms of team’s governance and data management.

Brent Thill, Analyst, Jefferies LLC

TJ one of the questions we get is we last year, I think, many of us were surprised by how strong the fundamental demand was even while we were remote, and at home and we’re still at home. And the big question we get is just this concept of digestion, is this the classic case of companies last year in the analogy of when my wife goes to Costco with the suburban loaded up, came back, and now we got the digest because we can’t keep making Costco runs. But are we in the digestion phase, are we in a phase that, hey, there’s just so many breaches, so much end demand for cloud that the demand profile is still – it may be much stronger than we all think?

Tianyi Jiang, CEO, AvePoint, Inc.

I think what the pandemic has brought us is really acceleration towards cloud. Now it used to be that everyone said, hey, digital transformation for every business have to be a technology business to not only thrive but to survive. That’s more true now than ever before. The old technology like VPN doesn’t scale when everyone’s working from home, we have customers in Japan that had to get up at 5:00 AM just to inform queue, to have access to a VPN, when you have tens of thousands of employees in an organization.

So everyone’s going to our cloud. And also we have every other week, it seems like we have attack on cybersecurity or ransomware attack. And what most of those attack vectors are actually on-prem hybrid environments, not so much have cloud SaaS environment. In the March when Microsoft had this massive exchange server hit, it was targeting an older co-bases on-prem where Microsoft spend $1 billion a year on a security thing, their cloud premises and their cloud assets.

So now actually increasingly focusing that cloud is where for a product experience for security is actually a first-class citizen. You go there because it’s actually more secure. So what this COVID situation, this remote work situation has done, it’s only accelerate the pace of leveraging cloud instead of the legacy on-prem deployments. That doesn’t – it’s very, very hard to keep up with the update cycles, the security cycles. So it’s only been a boon for our industry.

Brent Thill, Analyst, Jefferies LLC

And Brad, I’m just curious to get your thoughts. I mean, we’ve been in a tech sell off, we’ve been in a – sell all tech go by Southwest Airlines, go by travel names. We – financials Goldman Sachs stocks up massively, year-to-date, when you think about just the broadening of where dollars are flowing and I think many are curious now, it’s down about 32% year-to-date and kind of the next step in terms of what happens in this process with the story. Can you just walk through the dynamic of kind of what happens next? And I think this has been a broader shift out of tech, not necessarily AvePoint specific, but kind of your view in the back half of the year and the dynamics.

Brad Koenig, Co-CEO, Apex Technology Acquisition Corporation

Sure. Well, as you mentioned, Brent, there’s been a massive rotation out of the growth technology stocks. And in fact, Jamf, which is our most relevant competitor, has declined about 30%. It’s multiple versus when we announced this transaction and Jamf’s – yeah, Jamf’s growth adjusted multiple is 0.28. So in other words, revenue growth rate is 0.28 times its multiple. And I’m sorry, 0.43 times and AvePoint is 0.28 times. So we believe that AvePoint within the universe of enterprise software companies, given its growth rate at 30%, it’s strong position in the market, the tailwinds that are provided by Microsoft Cloud, including the growth of Teams, Office 365 and so forth, represents again, a very compelling growth opportunity. And I personally think that the growth stocks and the enterprise software stocks are going to recover towards market leadership. But the timing is a little bit uncertain, but we think that AvePoint is very well and compellingly valued today.

Brent Thill, Analyst, Jefferies LLC

And what’s the next process of this the kind of the process of SPAC, what happens next?

Brad Koenig, Co-CEO, Apex Technology Acquisition Corporation

Yeah, so I think as everybody knows, there’s been an SEC announcements required a change in specifically warrant accounting in every SPAC, whether they’ve announced a de-SPAC in transaction, or even if they simply are filed to go public has had to respond. And so that has caused us and others, as I said, to take a little bit more time to respond to the SEC demands. In addition, we’ve announced our first quarter which will be included in a newly amended S-4 filing that will be filed with the SEC in very short order.

We expect then the turnaround from the SEC to be relatively short. So we’re hoping that we can go effective with our S-4, which is the proxy statement sometime in the first part of June. And then that would give us a roughly four-week period to complete the proxy solicitation, hold the shareholder vote, commenced the redemption period, and then hopefully close the transaction in the first half of July.

Brent Thill, Analyst, Jefferies LLC

Okay. That’s great. TJ, when you think of multi-cloud, not everyone’s going to Azure, they’re going AWS, they’re going to other places. How are you going after that? What’s your – is there any opportunity there? How do you – how would you define that?

Tianyi Jiang, CEO, AvePoint, Inc.

Yeah, I mean, it’s very simple. Just follow the customer. Customers, enterprise customers, especially our definition, by definition are multi-cloud. So today, for example, our compliance solutions already support Box and Dropbox, our backup solution – SaaS backup solution already supports sales force. We are now looking at G Drive and G Suite from a compliance and governance perspective. So it’s really about what customer has and how do we continue to elevate our position as a strategic cloud data management partner for our customers.

So continue to be sticky, we have already improved our dollar value retention to now in Q1, 110%. And we’ll continue to work quickly on that to get to the industry best practice of 120%. So what that means is if we do nothing, but to take care of our existing customers, our revenue, which is about 20% year-over-year. So that’s a very important aspect to what we do is follow the customer and continue to elevate our position as a strategic provider.

Brent Thill, Analyst, Jefferies LLC

In the global opportunity versus what you’re seeing in the U.S. can you describe how you’re going after that? You mentioned kind of what was happening in Japan, I’m curious just to get your thoughts about the rest of the world opportunity?

Tianyi Jiang, CEO, AvePoint, Inc.

Yeah. So this is the interesting part, right, AvePoint, we’ve been around for 20 years. So it’s very rare to find a 20 year old software company that had most interesting part of its evolution but having said that, we are also seeing our fair share of the market volatility, right, 2009, 2012 and now. So every time when we have such market volatility, we actually find ourselves very, very resilient and agile. We actually end up doing really, really well. The toughest time we went through, I personally went through with my senior management team is what we call self-imposed recession, that’s subscription conversion. And we all know how that story usually is very, very tough story to play out.

Splunk is going through that same process right now. And of course, Adobe was a really shining, successful public company example. So that’s not an easy thing. We went through it and we went through it without borrowing money. And we ended up being much, much stronger and resilient as a company as a result. So, yeah, so going forward, we very much are very bullish about where we’re going and the market is massive. So we’ve been down this story before and we continue to invest into the business. Yeah, so we’re very bullish about where we are going.

Brent Thill, Analyst, Jefferies LLC

You get the magic wand and you can wave it over any constraint in the business right now. What would be the one or two things that you could – if you could remove, you could really kind of open up, I think obviously as part of going through this process, you’re elevating your profile and marketing, which is a great story, but what would be the other kind? What would be the two things that you could remove the constraint, you’d say like this could really run even faster and smoother?

Tianyi Jiang, CEO, AvePoint, Inc.

Yeah. As I mentioned earlier, we were very tech-heavy company, all the founders and SLT, senior leadership team, our tech background, we need to get better at marketing ourselves as well as get scaling. We have done – we got here today majority by direct selling to enterprise customers. And that used to be the way to sell to enterprise customers. They are high-touch. And your previous question about international exposure, that’s another unique aspect of it, as 40% of our business is in North America and 30% in EMEA and 30% in APAC. We’ll only target the Tier 1 B2B software markets. So that’s Western Europe, that’s U.S., Canada, that’s Japan, Singapore, Australia, New Zealand and Hong Kong. So that’s where we’re really strong in. So in that sense, we’re quite resilient as those markets continue to recover very well given the vaccine, given the government stimulus and given the technology forward-leaning thinking of those profiles of those customers. So internationally, we continue to expand very well, in all the markets we do well.

So what’s standing in our way is really our ability to scale, to take advantage of this massive market in front of us. We want to get to 10% market share as the market itself is expanding. If we get there, we will do $1 billion annual revenue recurring. That’s a fantastic market. We have a first mover advantage. We have a platform advantage. We need to take full advantage of that because the window of opportunity for any tech company is finite. So during that time we need to scale. So one of the biggest investments we’ve been putting in it’s through channel, through distribution, through partner play. So you look at some of the biggest software companies on the planet today, vast majority of their sales are indirect. You look at Microsoft, prime example.

So we want to do that as well. So we’re now layering a lot of channel indirect. We have seen phenomenal success in the distribution SMB business. We added 1,500 new logos in first three months of the year indirect. Again, targeting small businesses we usually never sell to, but because again, now we’re SaaS, our great enterprise SaaS solution is now more – much more accessible to small businesses because their data matter to them as well.

So scaling that allows us to go after the market very quickly. And the second is it’s really brand awareness and marketing. So we’re going to dial that up significantly. And the marketing that we do, especially channel marketing, you have great players out there like Datto and Veeam. They would do a marketing campaign every half hour, every hour because their segmentation it’s all MSPs, small to medium businesses. That’s how you play in that segment. And we’re learning from those best players, best practices in that segment because that segment is a new greenfield for us, and it actually represents 40% of Microsoft’s business, cloud business. So for us, it’s net greenfield.

And lastly of course, we continue to invest into our enterprise business because there it’s quite sticky, the lifetime value is really nice, and retention is very good. That also make our – this company very, very resilient despite whatever market volatility that may come. So there we continue to strengthen our portfolio to make sure that we continue to rise up as a strategic partner. So, again, that means engineering investment as well.

Brent Thill, Analyst, Jefferies LLC

Maybe one for Brad. And I asked this question in the past to your partner, Jeff, but you guys have seen a lot of great tech stories over your career. You were partnered with Goldman for 20 years. You’ve engaged with some of the best stories on the planet. What – as you surveying the landscape, there were a lot of different choices in security, and there were a lot of different choices in tech. What really kind of stood out to you that kind of resonated? And why you made this call?

Brad Koenig, Co-CEO, Apex Technology Acquisition Corporation

Yeah. Brent, so during the process, Jeff Epstein and I, as you know, who had been the former CFO of Oracle, who I’ve known for many, many years, the two of us launched our SPAC IPO or Apex IPO in September of 2019. And in the 14 months, that was the intervening period before we announced our transaction with AvePoint, we met with over hundred companies. And we had a very specific set of criteria that we were searching for in a company. The company had to be roughly $100 million to $300 million in size, it had to have a very strong market position, it had to have growth of over 20%, it had to even be profitable for – with near-term visible profitability, and AvePoint checked every one of the boxes.

It was far and away for us the highest quality company with the greatest upside that we reviewed and the aspects of the business that were very, very impressive to us, as I mentioned, where the size and growth, the tailwinds from the Microsoft market, the company’s leadership, the fact that the company had the opportunity to increase its investment in marketing and ramp especially in the small and medium size business sector, which it hasn’t been in, historically the company’s business model, the profitability and growth, and so all of those things provided us with a significant amount of conviction and confidence in the company’s upside. Company’s never been able to consider acquisitions before, and as a leader in a field that is highly fragmented. There’s the opportunity to commence acquisition with now stronger balance sheet, as well as a public market currency. And we also spent a great deal of time with TJ and the management team and were very comfortable and confident in them.

I might add that we conducted – there’s a rumor going around that many of SPACs don’t really do a significant amount of due diligence. Having worked on 100 IPOs back in my Goldman Sachs date, the due diligence we did on this transaction was far more comprehensive than any that we had done previously. And so we spent a tremendous amount of time with different advisors, technology advisors, consultants, accountants and so forth.

But most importantly, we spoke to a well over a dozen different customers of AvePoint. And we were very, very impressed with the customer views of AvePoint, how strong AvePoint was viewed in terms of the leadership of the products of the technology, the responsiveness and so forth. And finally we’ve had extensive discussion with various Microsoft people. And one of the main questions is as TJ alluded that we hear from investors they want Microsoft get into this business and destroy AvePoint.

And in our discussions with executives, it’s very clear that AvePoint is viewed as a strategic partner of Microsoft. Microsoft’s leadership and the focus of their hefty organization resources is focused on competing with Zoom in the conferencing space, competing with Slack and Teams, so forth. And so they really need and thrive on a group of third-party vendors and partners to come in and really enhance the productivity and effectiveness of their software. And AvePoint is a leader in that market and our discussions with Microsoft confirmed and verified that they need both the leadership and the strength of the relationship on the strategic level.

Brent Thill, Analyst, Jefferies LLC

That’s great. Again, Brad, really appreciate your color and great to hear the level of due dil. And thanks so much for sharing your side of the story as well, super helpful for our investors. And TJ, thanks for joining again. We’re out of time, but thanks for coming on and looking forward to continuing to follow your success. So, thanks so much both of you gentlemen for joining.

Tianyi Jiang, CEO, AvePoint, Inc.

Thank you, Brett. Always a pleasure. Thank you, Joe.

Brad Koenig, Co-CEO, Apex Technology Acquisition Corporation

Thank you, Brent.

Brent Thill, Analyst, Jefferies LLC

Take care.

Tianyi Jiang, CEO, AvePoint, Inc.

Take care. Bye-bye.

***

Important Information for Investors and Stockholders

This transcript relates to a proposed transaction between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”). In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the SEC, which also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.